SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S SEPT TRAFFIC GROWS 6%

Ryanair today (5 Oct 2011) released passenger and load factor stats for September 2011 as follows:

	Sept 10	Sept 11	Increase	Yr to Sept 11
Passengers (m) 1	6.84M	7.25M	+6%	76.8M
Load Factor 2	86%	85%	-1%	82%

1.	Represents the booked seats sold.

2.	Represents passengers as a percentage of total seats available.

ENDS.

For further information:

Stephen McNamara - Ryanair              Joe Carmody - Edelman

Tel: 00 353 1 812 1212                            Tel: 00 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 5 October 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary